

January 16, 2014

<u>Via E-mail</u>
Qiang Li
Chief Executive Officer
Trunkbow International Holdings Limited
Unit 1217-1218, 12F of Tower B, Gemdale Plaza
No. 91 Jianguo Road, Chaoyang District, Beijing
People's Republic of China 100022

> **Re: Trunkbow International Holdings Limited**
> **Schedule 13E-3**
> **Filed December 20, 2013 by Trunkbow International Holdings Limited,**
> **Trunkbow Merger Group Limited,**
> **Trunkbow International Merger Sub Limited,**
> **Wanchun Hou,**
> **Qiang Li,**
> **Chief Honour Investments Limited, and**
> **Capital Melody Limited**
> **File No. 005-86044**

Dear Mr. Li:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Item 16. Exhibits, page 12</u>

1.   Please file the Facility Letter in its entirety. We note Exhibit 7.10 to the Schedule 13D/A filed on December 11, 2013 omits the 2002 ISDA Master Agreement Schedule

and "General Agreement."

Proxy Statement on Schedule 14A Filed on December 20, 2013

Summary Term Sheet

Stockholders Entitled to Vote . . ., page 4

2.   It appears from your disclosure in (ii) that the merger agreement does not require the approval of a majority of unaffiliated security holders, given that shares held by officers, directors and affiliates other Mr. Li and Dr. Hou are not excluded for purposes of this vote. Therefore, please revise to discuss how this was considered by the buyer group and the board in reaching the disclosed conclusions regarding the procedural fairness of the transaction. See Item 1014(c) of Regulation M-A. Please also revise to disclose how those officers, directors and affiliates intend to vote the shares they hold, and the resulting effect on the number of votes required to approve the transaction under (ii). See Item 1012(d) of Regulation M-A.

3.   See our last comment above. If accurate that because of the holdings of other affiliates, the vote of a majority of unaffiliated shareholders is not required for approval of the merger, please revise the disclosure generally throughout the proxy statement (and in the letter to shareholders) to clarify.

Treatment of Company Warrants, page 5

4.   Please revise to clarify the purpose of treating the warrants in the manner you disclose, including how this treatment was agreed to while negotiating the merger agreement, and whether any of the warrants outstanding that will survive the merger transaction have exercise prices below the cash consideration offered. If any of your affiliates currently hold warrants, as indicated by your disclosure on page 92, and this treatment permits them to avoid taxation resulting from the merger, please revise to disclose that fact directly.

Acquisition Proposals, page 8

5.   Your disclosure beginning here through page 13 repeats in significant part the disclosure to which you cross-reference and appears to be inconsistent with the plain English requirements of Item 1001 of Regulation M-A. Please revise to eliminate unnecessary repetition and ensure your revisions are consistent with Rule 421(b) and (d) of Regulation C. Refer to Instructions to Item 1001 of Regulation M-A.

Termination Fees, page 12

6.   Please clarify here that termination fees paid or received from "Parent" refer to the buyer group comprised primarily of entities controlled or beneficially owned by your CEO Mr. Qiang Li and Chairman Dr. Wanchun Hou.

Special Factors Relating to the Merger

Background of the Merger, page 23

7.   Throughout this section, you refer to Duff & Phelps, LLC interchangeably with its affiliate, Duff & Phelps Securities, LLC. Please revise to make clear the distinction as to which entity is being referenced.

8.   On page 25, you refer to a developing preliminary valuation analysis on November 19, 2012. Please revise to clarify whether a preliminary valuation analysis was communicated to the special committee or the board prior to the December 2, 2013 meeting.

9.   Please revise to provide a more detailed discussion of the events that caused Dr. Hou and Mr. Li to suspend the negotiations related to the going-private transaction. Please revise to identify the key customers, briefly describe their issues, and explain why management believed a significant decline in revenues might occur. Please also clarify the steps taken to address these issues, resulting in "improved business operations."

10.   Please revise to identify the "representatives" of Dr. Hou and Mr. Li that entered into discussions with several banks and Misheng Bank. Please also clarify the reference to "certain additional potential buyers" on page 27.

11.   Please revise to clarify the identity of "management" that provided Duff & Phelps financial projections on November 5, 2013 and the date on which those projections were prepared. Please ensure your revisions discuss any involvement of Dr. Hou or Mr. Li in developing these financial projections.

12.   You disclose on page 28 that Duff & Phelps reported to the special committee on November 22, 2013 that it had not received any indication of interest from any potential buyer it had previously contacted, or any other third party. Please revise to clarify whether Duff & Phelps had contacted any of the prior potential buyers or any other third party since it completed its initial market check on February 7, 2013. If it was not requested or instructed to update or conduct a new market check, please revise to disclose that fact and explain why, particularly in light of the "improved business operations" of the company in the third quarter of 2013.

13.   Was VeriFone Systems, Inc., which holds 7.6% of your outstanding shares, contacted by the buyer group, management, the special committee or members of the board to discuss or be part of the going-private transaction or any alternative proposals? If so, please disclose.

14.   Please revise to provide the disclosure required by Item 1015 of Regulation M-A regarding the "oral presentation" mentioned on page 28. The oral report within the meaning of Item 1015 should be summarized in considerable detail in the disclosure document.   Also, if the data and analyses included in that presentation differs in any material way from the December 10, 2013 presentation, please explain the reason for the difference.

15.   On page 29 and elsewhere, you disclose that the proceeds relating to the facility letter will be used for "dividend distribution" to the "shareholders of Chief Honour and Capital Melody." You also disclose that Dr. Hou and Mr. Li would "cause" those proceeds to be used to fund the equity financing. Please clarify the purpose of this structure.

16.   Refer to our last comment above. We note that Mr. Lao Chi Weng owns 100% of the outstanding ordinary shares of filing person Chief Honour. Will Mr. Weng benefit from the transaction structure outlined above and if so how? Depending on your response, provide an analysis as to whether Mr. Weng should be included as a filing person on Schedule 13E-3 because of his relationships with filers Messrs. Li and Hou. We may have additional comments.

17.   Please clarify what the financial advisor communicated to the buyer group on December 6, 2013. For example, did it propose a specific price or did it simply ask for an increase to the current offer?

18.   Your disclosure on page 31 that the board acted "unanimously" indicates that Dr. Hou and Mr. Li were present, participated in the meeting and voted with the rest of the board. If so, please revise to describe the nature and extent of their participation in considering the proposed transaction.

Purpose and Reasons of Our Board of Directors, page 31

19.   Please revise to disclose the reasons for the structure of this transaction. For example, we note that appraisal rights are not available in connection with this transaction. Discuss whether this was a factor the special committee or board considered in setting the structure of this going private transaction. That is, how did the board and special committee consider the lack of appraisal rights in negotiating and agreeing to the method by which to take the company private? Would appraisal rights have been available had you chosen a different means? Please also apply this comment to the disclosure concerning the "buyer group" appearing on page 48.

20.   We note the alternatives mentioned on page 34. Please revise to disclose alternatives considered, including alternative means of going private, and reasons those alternatives were rejected. For example, clarify the "rewards and uncertainties associated with those alternatives."

21.   On page 33, you indicate difficulty with complying with NASDAQ listing requirements. Please discuss any alternative transactions, such as a reverse stock split, the special committee or board considered to address any listing issues beyond the going-private proposal by the buyer group.

Recommendation of Our Board of Directors . . ., page 32

22.   On page 33, you disclose as a positive factor that the merger consideration of $1.46 per share represents a 24.8% premium over the closing price on November 1, 2012, a 48.6% premium over the 30-day volume weighted average price as of November 1, 2012, and a 49.3% premium over a 90-day volume weighted average price as of November 1, 2012. Please revise to disclose any consideration the special committee or board gave to earlier trading prices. Please also revise to discuss any consideration the special committee and board gave to current market prices, such as those shortly before entering into the merger agreement. See Instruction 2(i) to Item 1014 of Regulation M-A.

Opinion of Duff & Phelps, Financial Advisor to the Special Committee, page 38

23.   In the fourth and fifth bullet points on page 39, you reference Duff & Phelps reviewing "other internal documents relating to the past and current business operations, financial conditions and probable future outlook of the Company, provided to Duff & Phelps by management of the Company," and "a letter dated December 6, 2013 from the management of the Company which made certain representations as to the management projections and the underlying assumptions for the Company." Please revise to clarify the nature of the information contained in those documents and whether they contained any additional information beyond what is already disclosed on pages 55 and 56 (and if so, please summarize in the disclosure document). Also revise to clarify who prepared each of the documents referenced in those bullet points and the dates of such preparation.

24.   On page 40, you reference a Duff & Phelps made "numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters …." Please revise to the extent necessary to describe any material assumptions not already disclosed and any limitations on the projections included.

25.   Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. See Item 1015(b)(6) of Regulation M-A. We note, for example, the data included in Exhibit

99(c)(2).

<u>Discounted Cash Flow Analysis, page 42</u>

26.   Please revise to disclose the quantitative components that were used to calculate your weighted average cost of capital of 16% to 18%. Also, please disclose the companies that were used to calculate the discount rate ranges.

27.   Please revise to disclose the financial projections for the fiscal years ending December 31, 2019 through December 31, 2022 that were extrapolated from management projections and discussions with management. Also, please clarify whether the management projections you reference are those provided on page 56 and briefly describe the substance of your discussion with management, including any material assumptions, to derive cash projections for 2019 through 2022.

<u>Premiums Paid Analysis, page 46</u>

28.   Please revise to clarify the criteria used to select going-private merger and acquisition transactions and change of control transactions in the software and information technology industry. If other comparable industries or companies were excluded from this analysis despite meeting the criteria, please disclose the reasons for such exclusion.

<u>Fees and Expenses, page 47</u>

29.   Please revise to clarify whether your compensation arrangements with Duff & Phelps Securities LLC as a financial advisor were solely limited to $25,000 and the $25,000 fee if a third-party other than the buyer group consummates a transaction. For example, please clarify if Duff & Phelps Securities LLC would receive additional fees or another engagement should they identify additional qualified buyers.

<u>Purpose and Reasons of the Buyer Group for the Merger, page 48</u>

30.   Please revise to clarify the reasons of the buyer group for undertaking the transaction at this time, as opposed to any other time, particularly in light of the projected financial information disclosed on page 56 and improved business operations noted on page 27. Please also apply this comment to your disclosure beginning on page 31 regarding the company's reasons for the transaction.

31.   In the last paragraph of this page, you say the buyer group did not consider alternative transaction structures. In the second paragraph of this section, you disclose that the buyer group believes the current structure is preferable to "other transaction structures," which implies other structures were considered and rejected. Please reconcile. If other structures were considered, please disclose those structures and the reasons they were

rejected.

Position of the Buyer Group as the Fairness of the Merger, page 49

32.   Please revise to discuss the buyer group's consideration of the items included in (i) and (vi) of Instruction 2 to Item 1014 of Regulation M-A. While we note the market prices mentioned on page 50, those prices do not appear to be current prices.

Certain Effects of the Merger, page 53

33.   Please discuss the tax consequences of the transaction to the buyer group as compared to all other security holders. Also, the heading implies you are disclosing only "certain" effects. Please revise to discuss all material effects.

Plans for the Company after the Merger, page 55

34.   Please describe the "transactions already under consideration by the Company" referenced here. Refer to Item 1006(c) of Regulation M-A.

Prospective Financial Information, page 55

35.   On page 56, you disclose an assumption that operating expenses will decrease as a percentage of revenues due to economies of scale, but should increase in absolute dollar terms due to increased general and administrative expenses and the expansion of your sales and marketing teams. You anticipate the opening of new cloud data centers in 2014 will significantly increase your revenues in 2015. Please revise to explain why your anticipated operating expenses for 2015 and 2016 show a decline in absolute dollar terms from 2014, yet revenues are still increasing by 24% from the 2014 projections.

Financing of the Merger, page 57

36.   Please revise to describe the material terms of the agreements with Minsheng Bank, including the interest rate and term of the term loan facility. Please refer to Item 1007(a) of Regulation M-A for further guidance.

Material U.S. Federal Income Tax Consequences, page 62

37.   In the appropriate places of your proxy statement, please describe the U.S. federal income tax consequences of the merger transaction on Trunkbow International Holdings Limited and its affiliates, as well as holders of outstanding warrants. See Item 1013(d) of Regulation M-A.   Include in such disclose the effect, if any, of the transaction on the company's deferred tax asset, as disclosed in your most recent Form 10-Q.

Common Stock Ownership of Management and Certain Beneficial Owners, page 91

38.   Please revise to disclose the natural person(s) that holds investment or voting power over the shares owned by VeriFone Systems, Inc.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the undersigned at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Advisor
Office of Mergers and Acquisitions

cc: Via E-mail
         Lee Edwards, Esq.
         Shearman & Sterling LLP